UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                        COLORADO WYOMING RESERVE COMPANY
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                    628652109
                                 --------------
                                 (CUSIP Number)

                                  May 28, 1999
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        |_|    Rule 13d-1(b)
        |X|    Rule 13d-1(c)
        |_|    Rule 13d-1(d)


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CUSIP NO. 628652109                 SCHEDULE 13G                     PAGE 2 OF 5
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1  NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Sayed Consulting, Inc. - IRS# 88-0305801

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

                 5  SOLE VOTING POWER

NUMBER OF             300,000 shares (See: Item 4.)
SHARES
BENEFICIALLY     6  SHARED VOTING POWER
OWNED BY
EACH             7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                300,000 shares (See: Item 4.)
WITH
                 8  SHARED DISPOSITIVE POWER

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         300,000 shares (See: Item 4.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]
         (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Approximately 3.0 percent based upon 9,767,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the additional 200,000 shares issuable upon exercise of stock options previously described.

12  TYPE OF REPORTING PERSON (See Instructions)

         CO


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CUSIP NO. 628652109                 SCHEDULE 13G                     PAGE 3 OF 5
--------------------------------------------------------------------------------


Item 1.

        (a)    Name of Issuer: COLORADO WYOMING RESERVE COMPANY

        (b)    Address of Issuer's Principal Executive Offices:

               751 HORIZON COURT, SUITE 705, GRAND JUNCTION, CO 81506

Item 2.

        (a)    Name of Person Filing: SAYED CONSULTING, INC.

        (b)    Address of Principal Business Office or, if none, Residence:

               11800 CENTRAL AVENUE, SUITE 100, CHINO, CA 91710-7202

        (c)    Citizenship: NEVADA CORPORATION

        (d)    Title of Class of Securities: COMMON STOCK, $.01 PAR VALUE

        (e)    CUSIP Number: 628652109

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               NOT APPLICABLE

Item 4.        Ownership

        (a)    Amount Beneficially Owned: 300,000 SHARES/*/

        (b)    Percent of Class: 3.0%/**/


------------------------------
/*/   Includes options to purchase 200,000 shares of Common Stock.

/**/ Based upon 9,767,694 shares of Common Stock outstanding, and giving effect to the issuance of 200,000 shares upon exercise of the stock options.


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CUSIP NO. 628652109                 SCHEDULE 13G                     PAGE 4 OF 5
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        (c)    Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 300,000 SHARES

                  (ii) Shared power to vote or to direct the vote:

                  (iii) Sole power to dispose or to direct the disposition
                        of: 300,000 SHARES

                  (iv) Shared power to dispose or to direct the disposition of:

Item 5.           Ownership of Five Percent or Less of a Class:

                  AS OF MAY 28, 1999, SAYED CONSULTING, INC. CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE COMPANY'S OUTSTANDING COMMON STOCK.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  WASEEM A. SAYED IS PRESIDENT OF SAYED CONSULTING, INC. AND OWNS 100% OF THE OUTSTANDING SHARES.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  NOT APPLICABLE

Item 8.           Identification and Classification of Members of the Group:

                  NOT APPLICABLE

Item 9.           Notice of Dissolution of Group:

                  NOT APPLICABLE

Item 10.          Certification:

                  BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

CUSIP NO. 628652109                 SCHEDULE 13G                     PAGE 5 OF 5
--------------------------------------------------------------------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 1999                        SAYED CONSULTING, INC.


                                           By: /s/ Waseem A. Sayed
                                              ----------------------------------
                                              Waseem A. Sayed, Ph. D.
                                              President